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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type responses)
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1. Name and Address of Reporting Person*

MCNEASE                DANIEL                       F.
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(Last)                  (First)                 (Middle)

2800 POST OAK BLVD., SUITE 5450
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                                    (Street)

HOUSTON                              TX                   77056-6127
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Rowan Companies, Inc. (RDC)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

NOVEMBER 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X]   Director                             [_]   10% Owner
   [X]   Officer (give title below)           [_]   Other (specify below)

PRESIDENT AND CHIEF OPERATING OFFICER
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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [_] Form filed by more than one Reporting Person

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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COMMON STOCK                          11/21/02        C              22,222       A     $6.75
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COMMON STOCK                          11/22/02        S              22,222       D     $21.36    1,005          D
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                                                                                                  6,425(2)       I   By 401(k) Plan
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*If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

            POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
         INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (3-99)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-    ative   Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date      Title    Shares  5)       4)        4)      4)
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Series III Floating
Rate Convertible
Subordinated
Debenture due
2004(1)             $6.75   11/21/02    C      $150,000    11/30/95 11/30/04  Common Stock 22,222        81,483       D
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Explanation of Responses:
    (1)On November 21, 2002, the Reporting person converted $150,000 principal amount of Series III floating Rate Convertible Subordinated Debenture due 2004 (the Debenture) into 150 shares of Series III Preferred Stock (the Preferred Stock) at a conversion price of $1,000 per share of Preferred Stock, which Preferred Stock was then converted into 22,222 shares of Common Stock at a conversion ratio equal to the $150,000 principal amount of Debenture divided by the per share conversion price shown in Column 2, or $6.75. Column 9 reflects the unconverted portion of this Debenture, which was acquired on November 30, 1994 pursuant to the Company's 1986 Convertible Debenture Incentive Plan in a transaction exempt under Rule 16b-3.
  (2)At October 31,2002, the Reporting Person's Rowan Common Stock balance under the Company's 401(k) plan (a unitized fund) was as shown, such number of shares, which fluctuates, being calculated as equivalent values based upon the value of the total units divided by the corresponding closing price of the underlying Rowan Common Stock on that date.


By: /s/ DANIEL F. MCNEASE                           11/22/02
   ------------------------------------            -------------------------
   **Signature of Reporting Person                 Date
     Name:

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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